File No. 69-00443


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                          CATALYST VIDALIA CORPORATION
                          ----------------------------
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

       1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
(EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

       SEE ATTACHMENT A

       2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND *ISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF
PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

       SEE ATTACHMENT A

       3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

       (A) NUMBER OF KWH. OF ELECTRIC ENERGY SOLD (AT RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL.

       SOLD 891,987,000 KWH. OF ELECTRIC ENERGY AT WHOLESALE.

       (B)    NUMBER  OF  KWH.  OF  ELECTRIC  ENERGY  AND  MCF.  OF  NATURAL  OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

       SOLD NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE LOUISIANA.

       (C) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

       SOLD NO KWH. OF ELECTRIC ENERGY OF MCF. OF NATURAL OR MANUFACTURED GAS AT WHOLESALE OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

       (D) NUMBER OF KWH. OF ELECTRIC ENERGY AND MCF. OF NATURAL OR MANUFACTURED GAS PURCHASED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE. SEE ATTACHMENT A.

       PURCHASED NO KWH. OF ELECTRIC ENERGY OR MCF. OF NATURAL OR MANUFACTURED GAS OUTSIDE LOUISIANA, OR AT THE LOUISIANA STATE LINE.

       4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

       (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

       NONE

       (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

       NONE

       (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

       NOT APPLICABLE

       (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

       NONE

       (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

       NOT APPLICABLE

                                    EXHIBIT A

       A CONSOLIDATING STATEMENT OF INCOME AND SURPLUS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES FOR THE LAST CALENDAR YEAR, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND ITS SUBSIDIARY COMPANIES AS OF THE CLOSE OF SUCH CALENDAR YEAR.

       SEE ATTACHED EXHIBIT A.

       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

                                           CATALYST VIDALIA CORPORATION
                                           ----------------------------
                                                (Name of claimant)


                                      By         /S/ JACK R. SAUER
                                           ----------------------------
                                                   Jack R. Sauer
                                             Executive Vice President

CORPORATE SEAL

Attest:

     /S/ ELSIE SUGIHARTO
----------------------------
       Elsie Sugiharto
         Accountant


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


        JACK R. SAUER           EXECUTIVE VICE PRESIDENT
--------------------------------------------------------
           (Name)                        (Title)

   c/o Century Power, LLC
 3900 Park Avenue, Suite 102
      EDISON, NJ 08820
----------------------------
          (Address)


                                    EXHIBIT B

       AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH EWG OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES IN THE HOLDING COMPANY SYSTEM.

       SEE ATTACHED EXHIBIT B

                                                                    ATTACHMENT A



                          CATALYST VIDALIA CORPORATION

                              Statement by Claimant

1. Catalyst Vidalia Corporation (the "Claimant") is a Louisiana corporation. The Claimant's location is 3900 Park Avenue, Suite 102, Edison, NJ 08820. The nature of its business is the ownership of a 50% undivided interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership (the "Partnership"), a Louisiana limited partnership in commendam. The Partnership is located at Old River Control Complex, North Highway 15, Lettsworth, Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, a 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2. The Claimant is the sole general partner of the Partnership. The Claimant owns a 50% undivided interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

       The Partnership's assets consist of a leasehold interest in a 192 megawatt run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 megawatts, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low Sill Structure of the Old River Control Structure. A single 40-mile, 115-KV transmission line connects the Project with Entergy Services Inc.'s existing substation, just west of Vidalia.

       In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.

                                                                       EXHIBIT A



                          CATALYST VIDALIA CORPORATION
                                   FORM U-3A-2

                               INDEX TO EXHIBIT A





Exhibit A1 -  Catalyst Old River Hydroelectric  Limited Partnership audited 2003 financial statements

Exhibit A2 -  Catalyst Vidalia Corporation unaudited 2003 financial statements

                              FINANCIAL STATEMENTS


                        CATALYST OLD RIVER HYDROELECTRIC
                               LIMITED PARTNERSHIP


                           DECEMBER 31, 2003 AND 2002
                       WITH REPORT OF INDEPENDENT AUDITORS

              Catalyst Old River Hydroelectric Limited Partnership

                              Financial Statements

                           December 31, 2003 and 2002


                                    Contents



Report of Independent Auditors................................................ 1
Balance Sheets................................................................ 2
Statements of Operations...................................................... 3
Statements of Cash Flows...................................................... 4
Statements of Partners' Capital............................................... 5
Notes to Financial Statements................................................. 6

                         Report of Independent Auditors


The Partners
Catalyst Old River Hydroelectric Limited Partnership

We have audited the accompanying balance sheets of Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") as of December 31, 2003 and 2002 and the related statements of operations, cash flows and partners' capital for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.






January 23, 2004

                                               S/ Ernst & Young

              Catalyst Old River Hydroelectric Limited Partnership

                                 Balance Sheets

                                As of December 31

                                 (In thousands)



                                     ASSETS

                                                          2003           2002
                                                      -----------    -----------
Current assets
  Cash and cash equivalents                           $        88    $        20
  Cash escrowed for current liabilities                    15,829         15,640
  Accounts receivable                                      10,595          7,935
  Prepaid expenses                                            817            813
                                                      -----------    -----------
            Total current assets                           27,329         24,408

Plant, property and equipment, net                        379,677        393,164
Cash held in escrow including accrued interest             85,227         63,229
Deferred financing costs, net                              18,602         19,762
Accrued levelized revenue                                 532,687        514,607
                                                      -----------    -----------
                                                      $ 1,043,522    $ 1,015,170
                                                      ===========    ===========


                        LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
  Accrued interest payable                            $    14,802    $    14,510
  Accounts payable and other current liabilities            6,174          7,747
                                                      -----------    -----------
            Total current liabilities                      20,976         22,257

Finance debt obligation                                   812,016        805,502
Accrued levelized royalty expense                          67,186         63,150
Accrued property taxes                                     11,251         13,072
                                                      -----------    -----------
            Total liabilities                             911,429        903,981

Partners' capital                                         132,093        111,189
                                                      -----------    -----------
                                                      $ 1,043,522    $ 1,015,170
                                                      ===========    ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Operations

                         For the years ended December 31

                                 (In thousands)



                                                         2003           2002
                                                     -----------    -----------



Revenues                                             $   137,910    $   132,434

Operating expenses
  Depreciation                                            13,879         13,904
  Operations and maintenance                               5,713          5,908
  Property taxes                                           1,006          1,002
  Royalties                                               12,125         11,510
  General and administrative                               2,706          2,594
                                                     -----------    -----------
            Total operating expenses                      35,429         34,918
                                                     -----------    -----------

Operating income                                         102,481         97,516

Interest expense                                         (84,646)       (84,055)

Investment income                                          3,069          1,916
                                                     -----------    -----------

Net income                                           $    20,904    $    15,377
                                                     ===========    ===========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                            Statements of Cash Flows

                         For the years ended December 31

                                 (In thousands)




                                                            2003         2002
                                                          --------     --------

Cash flows provided by (used in) operations:
    Net income                                            $ 20,904     $ 15,377
    Adjustments to reconcile net income to net
     cash provided by (used in) operating activities:
       Accrued levelized revenue                           (18,080)     (21,528)
       Depreciation                                         13,879       13,904
       Accrued levelized royalty expense                     4,036        4,301
       Amortization of deferred financing costs              1,160        1,150
       Changes in operating assets and liabilities:
           Cash held in escrow                             (22,187)     (18,907)
           Accounts receivable                              (2,660)       3,041
           Prepaid expenses                                     (4)        (109)
           Accrued interest payable                            292          189
           Accounts payable and other current liabilities   (1,573)      (1,722)
           Finance debt obligation                           6,514        7,307
           Accrued property taxes                           (1,821)      (1,784)
                                                          --------     --------
Net cash provided by operating activities                      460        1,219
                                                          --------     --------

Cash used in investing activities
    relating to plant, property, and equipment                (392)        (369)
                                                          --------     --------

Cash used in financing activities - repayment of
    borrowings under Low Flow Facility                          --         (867)
                                                          --------     --------

Net increase (decrease) in cash and cash equivalents            68          (17)
Cash and cash equivalents at beginning of the year              20           37
                                                          --------     --------
Cash and cash equivalents at end of the year              $     88     $     20
                                                          ========     ========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                         Statements of Partners' Capital

                                 (In thousands)







Balances, December 31, 2001                                           $   95,812

Net income                                                                15,377
                                                                      ----------

Balances, December 31, 2002                                              111,189

Net income                                                                20,904
                                                                      ----------

Balances, December 31, 2003                                           $  132,093
                                                                      ==========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


1.     ORGANIZATION

Catalyst Old River Hydroelectric Limited Partnership (the "Partnership") is a Louisiana limited partnership. The Partnership was formed to develop, construct and operate a 192 megawatt hydroelectric generating facility (the "Project") on a site of approximately 1,100 acres on the Mississippi River near the Town of Vidalia, Louisiana ("Vidalia"). The Partnership has three partners, Catalyst Vidalia Corporation ("CVC"), as the general partner having a 50% undivided ownership interest, and Dominion Capital, Inc. ("DCI") and Vidalia Holding, LLC ("VHLLC"), a sister company to CVC, as the limited partners, each having a 25% undivided ownership interest (collectively the "Partners").

On August 25, 1990, the Partnership sold its interests in the Project to certain institutional investors and concurrently leased back such property from the investors. In connection with the sale and leaseback transaction, certain sales proceeds continue to be deposited with an independent collateral agent for the purposes of providing for future lease payments. These amounts are included in both cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets.

The sale and leaseback is being accounted for using the financing method in accordance with Statement of Financial Accounting Standards No. 66 "Accounting for Sales of Real Estate" and Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE AND ROYALTY EXPENSE RECOGNITION

The Partnership records revenue from the sale of electric power using a method of accounting which produces a levelized rate per kilowatt hour ("Kwh"). This levelized rate is applied to actual net annual energy output over the life of the power sales contracts, with an adjustment for the time value of money at 9.25%. Revenue in the accompanying statements of operations for 2003 and 2002 includes approximately $45.1 million and $43.6 million, respectively, of interest income derived on an annual basis to reflect the time value of money.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE AND ROYALTY EXPENSE RECOGNITION (CONTINUED)

The power sales contracts provide for predetermined fixed rates and as such, the levelized basis results in a difference between revenue recognized and revenue collected. This difference is recorded as accrued levelized revenue on the accompanying balance sheets and will accumulate until such time as the contract rate exceeds the levelized rate. At that point, the accrued levelized revenue will be reduced by the excess of revenue collected over levelized revenue recognized (See Note 5).

Pursuant to the Amended and Restated Project Development Agreement (the "PDA") with Vidalia, the Partnership is required to make royalty payments to Vidalia at predetermined fixed percentages of net power sales over the term of the power sales contracts. As with revenue recognition, the Partnership records royalty expense using a method of accounting which produces a levelized rate. This levelized rate is applied to levelized revenue, with an adjustment for the time value of money at 9.25%. Royalty expense in the accompanying statements of operations for 2003 and 2002 includes approximately $5.7 million and $5.3 million, respectively, of interest expense derived on an annual basis to reflect the time value of money. The levelized basis results in a difference between the royalties due pursuant to the PDA and royalty expense recognized. This difference is recorded as accrued levelized royalty expense on the accompanying balance sheets and will accumulate until royalties due pursuant to the PDA exceed levelized royalty expense. At that point, the accrued levelized royalty expense will be reduced by the excess of amounts paid over levelized royalty expense recognized (See Note 5).

CREDIT RISK

The Partnership's financial instruments that are potentially exposed to concentrations of credit risk consist of primarily of cash and cash equivalents, cash escrowed for current liabilities, accounts receivable and cash held in escrow. The Partnership does not anticipate nonperformance by any of these counterparties.

CASH AND CASH EQUIVALENTS

Included in cash and cash equivalents are temporary cash investments which represent short-term, highly liquid investments with maturities of 90 days or less, when purchased. The carrying amount on the accompanying balance sheets approximates its fair value.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH ESCROWED FOR CURRENT LIABILITIES
CASH HELD IN ESCROW INCLUDING ACCRUED INTEREST

Included in the cash escrow accounts are investments in commercial paper of issuers rated in one of the two highest short-term ratings categories by Standard & Poor's Rating Group and/or Moody's Investors' Service, Inc. (the "Rating Agencies"). These investments have maturities of 180 days or less when purchased and are presented on the accompanying balance sheet at their fair value which was approximately $75.2 million and $53.6 million at December 31, 2003 and 2002, respectively.

Under the terms of the sale and leaseback documents, a Partner is allowed to substitute up to 50% of the cash balances in specific lease reserve accounts with an irrevocable letter of credit issued by a financial institution that is rated in one of the two highest short-term rating categories with the Rating Agencies. As of December 31, 2003 and 2002, VHLLC has substituted irrevocable letters of credit issued by such a financial institution for $25 million of the cash balances in two of the lease reserve accounts - Reserve's A and B.

The letters of credit as of December 31, 2003, mature on May 3, 2004, and provide for interest calculated at 8% per annum. The letters of credit maturity date will be accelerated if at any time the issuer's credit rating falls below the top two short-term credit categories provided by the Rating Agencies.

At December 31, 2003 and 2002, the fair value of these letters of credit included in the cash escrow accounts in the accompanying balance sheets was $25.3 million.

PLANT, PROPERTY AND EQUIPMENT

Plant,   property  and   equipment  is  carried  at  cost  net  of   accumulated
depreciation. Depreciation is computed using the straight-line method based upon useful lives ranging from 5 to 41 years.

All renewals and betterments are capitalized. Maintenance and repair costs are expensed as incurred.

DEFERRED FINANCING COSTS

Deferred financing costs are carried at cost net of accumulated amortization. Deferred financing costs are being amortized using the interest method, over the total lease term of 41 years.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

Income or loss of the Partnership for income tax purposes is includable in the tax returns of the Partners. Accordingly, no recognition has been given to income taxes in the accompanying financial statements.

FERC REGULATION

The Project is operated pursuant to a license issued by the Federal Energy Regulatory Commission ("FERC"), and is subject to regulation by the FERC. However, the rates contained in the power sales contracts have been previously established by contract and approved by the FERC. In addition, the FERC license includes a provision, effective after 20 years of operations under the license, that may result in a restriction of dividend distributions from retained earnings. The restriction is calculated as one-half of earnings in excess of a specified rate of return based upon the net investment in the Project. For the purpose of this provision, the specified rate of return is equivalent to the average annual interest rate on U.S. Treasury obligations adjusted to a 10 year constant maturity plus 4%. Management's intention is to seek a waiver from this provision, on the basis that this provision only applies to suppliers of energy that are subject to rate making procedures based on cost of service.

PROPERTY TAXES

In connection with the original construction of the Project, the Partnership was granted a 10 year property tax abatement which expired December 31 2000. Since 1991 the Partnership has been accruing on a straight line basis the estimated annual average property taxes that would be paid over the 41 year life of the Project, effectively spreading the benefit of the 10 year tax abatement over the life of the Project. Actual property taxes paid in each of 2003 and 2002 were approximately $2.8 million. The accrued property taxes on the accompanying balance sheets represent the balance of the property taxes that were accrued during the 10 year tax abatement period.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES (CONTINUED)

liabilities at the balance sheet dates and the reported amounts of contract revenue and expenses during the reporting periods. Significant estimates have been made by management in several areas, including the levelized revenues and royalty expense (see Notes 2 and 5). Due to uncertainties inherent in the estimation process of the hydrology study over the life of the Project, it is reasonably possible that a change in these estimates could occur in the future.

3.     SALE AND LEASEBACK OF THE PROJECT

Under the terms of the sale and leaseback transaction, the initial lease term is 30 years, and there are two renewal options; a fixed rate renewal option, and periodic fair market renewal options. The lease also includes periodic purchase options which are based upon the Project's fair market value. Minimum lease payments vary over the initial lease term in accordance with the cash flows associated with the power sales contracts. It is management's current opinion that the fixed rate renewal option will be exercised through the end of the power sales contracts, and that the other options will not be exercised. Such fixed rate renewal option payments are approximately $49.5 million annually.

The initial finance debt obligation represented the proceeds from the sale and leaseback transaction. The finance debt obligation will be repaid over the term of the lease and the fixed rate renewal periods. The annual lease payments are made on a semi-annual basis and will range from approximately $49.5 million to $116.0 million. During 2003 and 2002, the lease payments totaled approximately $76.5 million and $74.9 million, respectively. The imputed interest rate on the finance debt obligation is approximately 10.3%. Due to the unequal lease payment amounts, the finance debt obligation on the accompanying balance sheets increases through the year 2005 as the annual payments are less than the annual accrued interest. The excess of the interest expense over the annual lease payments is recorded as an addition to the finance debt obligation. It is management's opinion that it is impracticable to fair value this financial instrument due to the Project's power sales contracts, royalty agreement, and the Project's overall uniqueness. However, since the Project's inception, long-term interest rates have declined.

All revenues from the Project are contractually required to be deposited into a series of trust accounts administered by an independent collateral agent pursuant to a disbursement agreement which provides for, among other things, the disbursement of funds for Project operations and maintenance costs, lease and royalty payments. Under the terms of the disbursement agreement, on the first business day of each May (Partners' distribution date), cash in the Partners' lessee account will be distributed to the Partners when

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


3.     SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

there is no outstanding Trigger Event or Special Trigger Event (the "Events"), as those terms are defined in the sale and leaseback documents. The occurrence of an Event traps all or part of the available Partnership lessee account cash in escrow accounts until the applicable Event is cured. The Events include, among other things, not meeting the required lease coverage ratio and drawing the lease reserve accounts below specified levels in order to pay the semi-annual lease payment. The lease coverage ratio, which is calculated as the ratio of cumulative net cash generated by the Project to the cumulative lease payments reduced by scheduled releases from the coverage lease reserve account, for specified prior and future periods, must be at least 1.23 to 1 through December 31, 2003 and 1.25 to 1 thereafter. At December 31, 2003, the Project's lease coverage ratio for the specified prior periods was 1.186 to 1.0, which is below the required ratio of 1.23 to 1.0. A shortfall in the coverage ratio for any specified period will reduce future Partner distributions by the amount necessary to bring the coverage ratio into compliance. At December 31, 2003, $15.6 million would be the amount needed to bring the coverage ratio into compliance and as such any distribution made on the May 2004 Partner distribution date will be reduced by that amount. There was also a shortfall in the coverage ratio at December 31, 2002 amounting to $19.6 million.

Severe drought conditions in certain parts of the United States from the latter part of 1999 through the middle of 2001 had a significant negative impact on the Project's energy production during this period. As a result, the Project did not generate sufficient cash flow from operations to pay the May 1, 2000 and May 1, 2001 semi-annual lease payments. To make these payments the Project borrowed $8.3 million under the $24 million Low Water Flow Revolving Credit Facility (the "Low Flow Facility" - See Note 6) and withdrew a total of $20.9 million from a specified lease reserve account ("Reserve B").

In addition, due to a shortfall in operating cash flow the Vidalia royalty due on each semi-annual lease payment date from May 1, 2000 through November 1, 2001, totaling $3.6 million was deferred. By December 31, 2001, the borrowing under the Low Flow Facility was reduced to $.9 million and $10.2 million was returned to Reserve B, reducing the Reserve B shortfall to $10.7 million.

Water conditions and energy production for the six months ended April 30, 2002 were sufficient to pay the May 1, 2002 semi-annual lease payment of $39.9 million. In addition there was sufficient cash to repay the remaining $.9 million balance on the Low Flow Facility and $2.4 million was returned to Reserve B. After making this payment to Reserve B, this reserve was still $8.1 million below its specified level. However, there was not sufficient cash to pay the Vidalia royalty of $2.0 million for the quarter ended

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


3.     SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

March 31, 2002, and as such it was deferred bringing the total of all deferred royalties to $5.6 million. Having a lease reserve below its specified level is a Trigger Event and prevented a May 1, 2002 distribution to the Partnership of the available balance in the Partners' lessee account.

Water conditions and energy production for the six months ended October 31, 2002 were near average levels. The resultant cash flow for this period was sufficient to pay on November 1, 2002 the semi-annual lease payment of $35.0 million, fully fund the remaining $8.1 million shortfall in Reserve B (thus curing the previously discussed Trigger Event), pay all of the Vidalia deferred royalty and interest totaling $5.9 million (in addition to the normal quarterly royalty of $1.0 million), and transfer $3.9 million in remaining excess cash to the Partnership's lessee account.

Energy production for the six months ended April 30, 2003 was sufficient to pay the May 1, 2003 semi-annual lease payment of $41.1 million, pay the Vidalia quarterly royalty of $2.2 million and transfer $6.9 million in remaining excess cash to the Partnership's lessee account. May 1, 2003 was a Partner distribution date and since there were no outstanding Trigger Events, a distribution to the Partnership was made equal to the balance in the lessee account ($23.1 million) less the amount needed to cure the shortfall in the coverage ratio discussed earlier ($19.6 million), for a total of $3.5 million. The Partnership used these funds to partially pay accrued unpaid costs to CVC and DCI.

Energy production for the six months ended October 31, 2003 enabled the Partnership to pay the November 3, 2003 semi annual lease payment of $35.4 million, pay the Vidalia quarterly royalty of $1.8 million and transfer $24.4 million in remaining excess cash to the Partnership's lessee account.

All of the cash reserves are included in cash escrowed for current liabilities and cash held in escrow including accrued interest on the accompanying balance sheets. Investment income earned on these funds also remains in escrow until released under specified provisions of the sale and leaseback documents.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


3.     SALE AND LEASEBACK OF THE PROJECT (CONTINUED)

The following is a schedule of future minimum lease payments due under the above lease at December 31, 2003 (in thousands):

         2004                                             $    80,115
         2005                                                  86,564
         2006                                                  89,052
         2007                                                  94,754
         2008                                                 100,549
         Thereafter (2009-2031)                             1,690,854
                                                          -----------
                                                            2,141,888
         Less portion representing
               interest                                     1,329,872
                                                          -----------
         Present value of future
               minimum lease payments                     $   812,016
                                                          ===========

In connection with the sale and leaseback transaction, the Partnership has agreed to indemnify the lessors, under certain circumstances, in the event of the lessors' loss of certain tax benefits associated with the Project (See Note
7).

4.     PLANT, PROPERTY AND EQUIPMENT

Plant, property and equipment at December 31 is summarized as follows (in thousands):
                                                                      Estimated
                                              2003         2002          Life
                                           ---------    ----------    ----------

Land and land improvements                 $ 131,252    $  131,252     41 years
Power plant structure                        257,967       257,967     41 years
Machinery, equipment, and furniture          167,096       166,704    5-41 years
                                           ---------    ----------
                                             556,315       555,923
Less accumulated depreciation               (176,638)     (162,759)
                                           ---------    ----------
                                           $ 379,677    $  393,164
                                           =========    ==========

5.     POWER SALES CONTRACTS AND ROYALTY AGREEMENT

The  Project's  electrical  power  output  is sold  to  Entergy  Services,  Inc.
("Entergy"), and Vidalia at fixed annual rates, pursuant to contracts (the "Contracts") approved by the FERC and the Louisiana Public Service Commission (the "LPSC"). The Contracts expire on December 31, 2031, simultaneously with the expiration of the FERC license. During 2003 and 2002, 94% of the Project's electrical power was sold to Entergy and the remaining 6% was sold to Vidalia.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


5.     POWER SALES CONTRACTS AND ROYALTY AGREEMENT (CONTINUED)

The Contract rates are fixed and increase incrementally. For 2003 and 2002 the rates were $.135 per Kwh and $.13 per Kwh, respectively. The rate increases incrementally to $.205 per Kwh in 2010 through 2013 and subsequently decreases to $.175 per Kwh in 2014 through 2016 and then to $.150 per Kwh in 2017 through 2031.

During 1999, the LPSC opened a proceeding (the "Proceeding"), to which the Partnership was not a party, to examine, among other things, the Contract between Entergy and the Partnership. In August of 2002, before a Louisiana administrative law judge, the staff of the LPSC and Entergy conducted a settlement fairness hearing of all claims raised in the Proceeding. The settlement proposed that Entergy take a "mark-to-market" deduction on its 2001 federal tax return with respect to the Project's Contract and subsequently share whatever benefits are received from the deduction with the ratepayers of Louisiana. The agreement also provided for limited guarantees by Entergy of those benefits.

On September 18, 2002 the LPSC members unanimously approved the proposed settlement between the LPSC and Entergy. The Partnership was not involved in any of the negotiations and is not responsible for any payments under the settlement agreement.

Pursuant to the PDA, royalties are due to Vidalia based upon net power sales. The royalty rate was 6.75% of power sales for 2003 and 6.50% for 2002. The rate increases incrementally to 11.60% in 2021, and to 20.0% in 2022 through 2031.

6.     LOW WATER FLOW REVOLVING CREDIT FACILITY

The Partnership has a $24.0 million Low Flow Facility with a bank that expires on November 1, 2008. This Low Flow Facility can only be used when certain low water flow conditions exist and can only be used to supplement cash flows needed to pay the semi-annual lease payment. Principal and interest payments on these borrowings can only be made on the semi-annual lease payments dates. Any interest owed on an interim date is rolled into a new note due on the next semi-annual lease payment date. The Low Flow Facility bears interest at one of three options, and there is an annual commitment fee on the unused Low Flow Facility amount of 0.9%.

As of December 31, 2003 and 2002, there are no borrowings outstanding under the Low Flow Facility.

              Catalyst Old River Hydroelectric Limited Partnership

                          Notes To Financial Statements

                                December 31, 2003


7.     TAX INDEMNIFICATION PROVISIONS

The sale and leaseback documents contain various tax indemnification provisions which could subject the Project to significant financial liability. As of December 31, 2003, there are no outstanding claims under the various tax indemnification provisions.

8.     RELATED PARTY TRANSACTIONS

During 2003 and 2002, CVC received approximately $3.6 million and $.8 million, respectively, and DCI received approximately $.7 million and $.1 million, respectively, as partial reimbursements of their direct and indirect costs incurred in connection with their Partnership duties and responsibilities. The total amounts expensed during 2003 for the direct and indirect costs of CVC and DCI and for interest on past due amounts were approximately $2.4 million and $.4 million, respectively, for 2003 and $2.3 million and $.4 million, respectively, for 2002. As of December 31, 2003, the Partnership had a $4.2 million and $.9 million accrued liability to CVC and DCI, respectively, for unpaid costs. As of December 31, 2002, the Partnership had a $5.4 million and $1.2 million accrued liability to CVC and DCI, respectively, for unpaid costs.

As discussed in Note 2, during 2003 and 2002 VHLLC substituted letters of credit for $25 million of the cash escrow reserves held by the Partnership. The letters of credit outstanding as of December 31, 2003, mature on May 3, 2004 and pay interest to the Partnership at 8%.

During December 2003, Louisiana Hydro Electric Capital Corporation ("LHECC"), a wholly-owned subsidiary of DCI, sold its' 9.93% undivided interest in the Project to an unrelated third party. LHECC purchased this interest in 1990 for $62.9 million as a lessor in connection with the sale and leaseback transaction discussed in Note 1.

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                    UNAUDITED

                                     ASSETS

                                                     December 31,   December 31,
                                                         2003           2002
                                                     -----------    -----------

Cash and cash equivalents                            $     2,290    $       923
Investment in CORHLP                                      60,200         49,748
Management fee and interest receivable - CORHLP            4,207          5,403
Other assets                                                   1              1
                                                     -----------    -----------
       Total assets                                  $    66,698    $    56,075
                                                     ===========    ===========


                      LIABILITIES AND STOCKHOLDER'S EQUITY


Liabilities:
    Intercompany payable to TCG                      $     1,455    $     2,455
    Management fee payable to GLP                            780            390
    Due to affiliates under tax sharing agreement          8,125          6,097
                                                     -----------    -----------
       Total liabilities                                  10,360          8,942
                                                     -----------    -----------

Stockholder's equity:
    Common stock                                              --             --
    Additional paid-in capital                                --             --
    Retained earnings                                     56,338         47,133
                                                     -----------    -----------
       Total stockholder's equity                         56,338         47,133
                                                     -----------    -----------
       Total liabilities and stockholders equity     $    66,698    $    56,075
                                                     ===========    ===========

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                    UNAUDITED



                                                             Year Ended
                                                            December 31,
                                                     --------------------------
                                                         2003           2002
                                                     -----------    -----------

Revenues:
   Equity interest in operating
      results of CORHLP                              $    10,452    $     7,689
   Management fee from CORHLP                              2,226          2,136
   Interest income                                           151            175
                                                     -----------    -----------
                                                          12,829         10,000
                                                     -----------    -----------

Expenses:
   General and administrative                                  8              3
   Management fees                                           750            750
                                                     -----------    -----------
                                                             758            753
                                                     -----------    -----------

Pre tax income                                            12,071          9,247

Tax provision                                             (2,866)        (1,472)
                                                     -----------    -----------

Net income                                           $     9,205    $     7,775
                                                     ===========    ===========

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                               Year Ended
                                                              December 31,
                                                        -----------------------
                                                           2003          2002
                                                        ---------     ---------
Cash flows provided by (used in) all activities:
   Net income                                           $   9,205     $   7,775
   Adjustments to reconcile net income  to net
    cash provided by (used  in) all activities:
       Intercompany tax sharing                             2,028         1,247
       Equity interest in operating results of CORHLP     (10,452)       (7,689)
       Changes in assets and liabilities:
           Management fee receivable from CORHLP            1,196        (1,504)
           Management fee payable to GLP                      390          (780)
           Intercompany payable to TCG                     (1,000)        1,170
           Other assets and liabilities, net                   --           121
                                                        ---------     ---------
Net cash provided by all activities                         1,367           340

Cash and cash equivalents beginning of the period             923           583
                                                        ---------     ---------
Cash and cash equivalents at end of period              $   2,290     $     923
                                                        =========     =========

                                                                      EXHIBIT A2

                          CATALYST VIDALIA CORPORATION

                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                 (IN THOUSANDS)

                                    UNAUDITED


                                                  Additional
                               Shares                Paid
                             of Common   Common       In      Retained
                               Stock     Stock      Capital   Earnings    Total
                             ---------  --------  ----------  --------  --------

Balance December 31, 2001           10  $     --  $       --    39,358  $ 39,358

Net income                       7,775                                     7,775
                             ---------  --------  ----------  --------  --------

Balance December  31, 2002          10        --          --    47,133    47,133

Net income                                                       9,205     9,205

                             ---------  --------  ----------  --------  --------
Balance December 31, 2003           10  $     --  $       --  $ 56,338  $ 56,338
                             =========  ========  ==========  ========  ========

                                                                       EXHIBIT B


                            THE CATALYST GROUP, INC.

                      ORGANIZATION AS OF DECEMBER 31, 2003

                                         State of                Location of
Name                                     Incorporation           Business           Nature of Business
----                                     -------------           -----------        ------------------
Ronald W. Cantwell                       N/A                     N/A                100% ownership of The Catalyst Group, Inc.
  (Individual)

The Catalyst Group, Inc.                 Louisiana               Edison, NJ         100% ownership of Catalyst Vidalia Acquisition
                                                                                    Corporation.

Catalyst Vidalia Acquisition             Louisiana               Edison, NJ         100% ownership of Catalyst Vidalia Holding
  Corporation                                                                       Corporation and the ("CVAC") sole member of
                                                                                    Century Power, LLC.

Century Power, LLC                       Louisiana               Edison, NJ         Owns 100% of the CVHC Participating
                                                                                    Preferred Stock

Catalyst Vidalia Holding                 Louisiana               Edison, NJ         100% ownership of Catalyst Vidalia Corporation
  Corporation ("CVHC")                                                              and the sole member of Vidalia Holding, LLC.

Vidalia Holding, LLC                     A Louisiana             Edison, NJ         Limited Partner of Catalyst Old River
                                         Limited Liability                          Hydroelectric Limited Partnership with a
                                         Company                                    25% undivided interest.


Catalyst Vidalia Corporation             Louisiana               Edison, NJ         General Partner of Catalyst Old River
                                                                                    Hydroelectric Limited Partnership with 50%
                                                                                    undivided interest in and 100% voting interest
                                                                                    in such partnership.

Catalyst Old River Hydroelectric         A Louisiana Limited     Vidalia, LA        Lessee of a 192 megawatt hydroelectric facility
  Limited Partnership                    Partnership                                in Concordia Parish, Louisiana.

Catalyst Construction Corporation        Delaware                --                 Inactive, owned 100% by CVAC
     of Connecticut

Catalyst Energy Construction             Delaware                --                 Inactive, owned 100% by CVAC
     Corporation

Catalyst Waste-to-Energy Corporation     Delaware                --                 Inactive, owned 100% by CVAC

Obermeyer Hydraulic Turbines             Connecticut             --                 Inactive, owned 100% by CVAC

Catalyst Energy Systems Corporation      Delaware                --                 Inactive, owned 100% by CVAC